UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-35166

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS HOME & SECURITY RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS HOME & SECURITY, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Fortune Brands Home & Security Retirement Savings Plan

December 31, 2016 and 2015

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP

Note: Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because such supplemental schedules are not applicable to the Fortune Brands Home & Security Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee of Fortune Brands Home & Security, Inc.

We have audited the accompanying statements of net assets available for benefits of Fortune Brands Home & Security Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 28, 2017

Fortune Brands Home & Security Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

(Dollars in thousands)

	2016	2015
Assets
Plan’s interest in Fortune Brands Home & Security, Inc.
Defined Contribution Master Trust net assets	$539,399	$504,459

Receivables
Company contributions	5,940	4,164
Participant contributions	91	853
Notes receivable from participants	6,418	7,125

Total receivables	12,449	12,142

NET ASSETS AVAILABLE FOR BENEFITS	$551,848	$516,601

The accompanying notes are an integral part of these statements.

Fortune Brands Home & Security Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2016 and 2015

(Dollars in thousands)

	2016	2015
Additions
Allocated share of Fortune Brands Home & Security, Inc.
Defined Contribution Master Trust net investment income	$43,754	$4,491
Interest income on notes receivable from participants	278	284
Company contributions	17,125	13,835
Participant contributions	28,532	25,925
Rollover contributions (See Note A)	5,829	17,230

Total additions	95,518	61,765

Deductions
Benefits paid to participants	46,058	43,695

Net increase prior to transfers	49,460	18,070

Net transfers from the Plan (See Note C)	(845)	(21)
Transfer from the Plan (See Note A)	(13,368)	—

NET INCREASE	35,247	18,049

Net assets available for benefits
Beginning of year	516,601	498,552

End of year	$551,848	$516,601

The accompanying notes are an integral part of these statements.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollars in thousands)

NOTE A—DESCRIPTION OF PLAN

General

The Fortune Brands Home & Security Retirement Savings Plan (the “Plan”) is a tax-qualified defined contribution retirement plan which was established on October 4, 2011 and covers eligible employees of Fortune Brands Home & Security, Inc. (“Fortune Brands”) and its operating companies. The Plan is designed to encourage and facilitate systematic savings and investment by eligible employees for their retirement. The Plan is maintained by Fortune Brands and is intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Fortune Brands Employee Benefits Committee serves as the Plan administrator (“Plan Administrator”).

Fortune Brands and each of its operating companies that participate in the Plan are referred to collectively as the “Companies” and individually as a “Company.” Operating companies that participated in the Plan during the years ended December 31, 2016 and/or 2015 include: MasterBrand Cabinets, Inc.; Woodcrafters Home Products, LLC (“Woodcrafters”); Norcraft Companies, L.P. (“Norcraft”); Moen Incorporated (“Moen”); Anaheim Manufacturing Company (“Anaheim”); Therma-Tru Corp., which includes Fypon LLC (“Therma-Tru”); Master Lock Company LLC; Sentry Safe, Inc. (“Sentry”); and Waterloo Industries, Inc. (“Waterloo”).

In 2015, Fortune Brands acquired Norcraft and divested of Waterloo. Norcraft employees became eligible to participate in the Plan on May 13, 2015 and were permitted to rollover their account balances and loans into the Plan. On September 10, 2015, Fortune Brands sold Waterloo to Waterloo Holdings, Inc. and participants employed by Waterloo were no longer eligible to make contributions to the Plan as of that date. On January 4, 2016, assets relating to the accounts of Waterloo participants totaling approximately $13,000 were transferred from the Plan to a newly established plan sponsored by Waterloo Holdings, Inc.

On May 1, 2015, employees of Woodcrafters, became eligible to begin participating in the Plan. In addition, Sentry and Anaheim employees that became eligible to participate in the Plan in 2014 were permitted to rollover their account balances and loans into the Plan in 2015.

The financial statements present the net assets available for benefits as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended. The Plan’s assets are held in the Fortune Brands Home & Security, Inc. Defined Contribution Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Home & Security Hourly Employee Retirement Savings Plan (the “FBHS Hourly Plan”), for investment purposes. The Master Trust investments are administered and held by Fidelity Management Trust Company (the “Trustee”).

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Contributions

Plan contributions are held by the Trustee and accumulated in individual participant accounts. Pursuant to the terms of the Plan, participants may make tax-deferred contributions under Section 401(k) of the Code of up to 50% of “eligible compensation” (as defined under the Plan), subject to lower limits for “highly compensated employees” (as defined under the Code). In 2016 and 2015, each participant’s annual tax-deferred contributions were limited by the Code to $18.0. During the year in which a participant attains age 50 (and in subsequent years) the participant may elect to make additional

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2016 and 2015

(Dollars in thousands)

unmatched, pretax “catch up” contributions. In 2016 and 2015, participants that met this requirement were permitted to make unmatched, pretax “catch up” contributions of up to $6.0.

The Plan permits participants to make after-tax contributions, and also permits participants to elect to automatically switch to making after-tax contributions to the Plan after reaching the dollar limitation on tax-deferred contributions. However, the sum of tax-deferred contributions and after-tax contributions may not exceed 50% of eligible compensation (lower limitations apply to participants who are highly compensated employees).

Participants eligible to make tax-deferred contributions may roll over balances from another eligible tax-qualified retirement plan or an individual retirement account into the Plan. Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan become automatically enrolled and are deemed to have elected to make tax-deferred contributions equal to 3% of their eligible compensation. In addition, participants who are automatically enrolled have their contribution rate increased by 1% (unless it would cause the participant’s deferral rate to exceed 6%) annually in May unless they affirmatively declined participation in the automatic increase program. Participants that affirmatively elect to participate in the automatic deferral increase program may elect to increase their contributions by between 1% and 6% each year until they reach the maximum allowable percentage described above. Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase programs at any time.

The Companies, except Therma-Tru and Woodcrafters, provide a matching contribution (in varying amounts stated in the Plan) on a participant’s elective contributions. Therma-Tru provides a Qualified Nonelective Contribution (“QNEC”) to each of its eligible employees.

In 2016 and 2015, each of Fortune Brands, Moen and Therma-Tru made profit-sharing contributions on behalf of each of their eligible employees. The profit-sharing contributions made by Therma-Tru in 2016 and 2015 were made to eligible participants in addition to QNEC contributions made in those years. For more information on the amount of contributions to be provided by each Company, refer to the Plan document, which is available from the Plan Administrator.

The Plan makes various investment funds available to participants to direct the investment of their accounts, including a Company stock fund, which gives participants the option to own shares of Fortune Brands Common Stock. The Plan has designated the Fortune Brands Home & Security Common Stock Fund in the Plan as being held by an employee stock ownership plan (“ESOP”).

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by participant and Company contributions (including rollovers) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participant contributions and earnings on those contributions vest immediately. QNECs and earnings on those contributions vest immediately. Vesting in the Company matching contribution and earnings on those contributions occurs upon on the earliest of the following: (1) retirement under a Company pension plan or after attainment of age 55 and 10 years of service; (2) death; (3) termination of employment due to disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault, or (6) after one year of service.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2016 and 2015

(Dollars in thousands)

Profit-sharing contributions vest according to varying schedules. Therma-Tru employees that participate in the Plan are 100% vested in profit-sharing contributions at all times. Fortune Brands and Moen employees that participate in the Plan vest in annual profit-sharing contributions and related earnings upon the earliest occurrence of the following: (1) retirement under a Company pension plan or after attainment of age 55 and 10 years of vesting service; (2) death; (3) termination of employment due to disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault; or (6) for Moen employees, after three years of service and for Fortune Brands employees, according to the following schedule:

Number of years of service	Percentage vested
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Forfeitures

Forfeited non-vested accounts totaled $464 and $250 on December 31, 2016 and 2015, respectively. These accounts are used to reduce future Company contributions or to pay Plan expenses. Forfeitures were not used to reduce Company contributions in 2016; however, for the year ended December 31, 2015, Company contributions were reduced by $137 from forfeited non-vested accounts. Plan expenses totaling $50 and $27 were paid from forfeited non-vested accounts during the years ended December 31, 2016 and 2015, respectively.

Notes Receivable from Participants

A participant may apply for up to two loans of at least $1 each from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts). Loan amounts may not exceed the lesser of one-half of the participant’s vested balance or $50 where the maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence, in which case the term of the loan shall not exceed ten years.

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made through payroll deductions so that the loan is repaid evenly over the term of the loan.

Distributions and Withdrawals

Benefits are distributed from a participant’s account upon death, retirement or other termination of employment and are payable in cash (generally, in a lump sum or installment payments and in some cases, in the form of an annuity) or rolled over (into a traditional or Roth IRA). The Plan also permits in-service withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan, who have attained age 59-1/2, or who are performing qualified military service as described in the Plan.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2016 and 2015

(Dollars in thousands)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Recently Issued Accounting Standards

On May 1, 2015 the Financial Accounting Standards Board (“FASB”) issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent). The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient. Prior to the adoption of the new standard, investments valued using the practical expedient were categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2016 and are to be applied retrospectively to all periods presented. Following the retrospective adoption of the new standard, the Plan Administrator removed the investments for which fair value is measured using the NAV per share practical expedient from the fair value tables in Note D – Investment in Master Trust. The total amount of the investments measured at NAV is disclosed so that total investments in the fair value tables can be reconciled to total investments at fair value in the Master Trust.

In July 2015 FASB issued a three-part update to the guidance for plan accounting of employee benefit plans. The update simplifies employee benefit plan reporting as outlined in Part (I) for fully benefit-responsive investment contracts and in Part (II) for plan investment disclosures. Part (III) provides for a measurement date practical expedient. Parts (I) and (II) are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part (III) is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. The Plan Administrator has determined that Parts (I) and (III) are not applicable to the Plan.

As required, Part (II) of the guidance was adopted in 2016 and applied retrospectively for the year ended December 31, 2015. Accordingly, in Note D – Investment in Master Trust the level of disaggregation of investments that are measured at fair value has been simplified by disaggregating investments by general type instead of disaggregating by nature, characteristics and risks, including reporting self-directed brokerage accounts as one general type of investment. The investment strategies for the investments measured at NAV as a practical expedient have been removed as those funds file an annual report on Form 5500 as a direct-filing entity. In addition, the disclosure of the net appreciation or depreciation in fair value of investments by general type have been removed from Note D – Investment in Master Trust.

In February 2017 FASB issued updated guidance for improving employee benefit plan master trust reporting. The guidance clarifies that for each master trust in which a plan holds an interest that the plan reports its interest in each master trust and the change in value in each master trust interest on separate

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2016 and 2015

(Dollars in thousands)

line items on the statement of net asset available for benefits and statement of changes in net assets available for benefits. The guidance continues to require disclosure of a master trust’s investments by general type but now additionally requires disclosing the individual plan’s dollar amount of its interest in the master trust’s investments by general type. The update also clarifies that the master trust’s other assets and liabilities and the individual plan’s interest in each of those balances should be disclosed. The guidance eliminates for a plan with a divided interest in the individual investments of a master trust the disclosure of its percentage interest in the master trust.

The amendment is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. Entities are required to adopt the guidance retrospectively for all periods presented. The Plan Administrator is currently evaluating the impact the amendment will have on the Plan’s financial statements and disclosures.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the changes in net assets available for Plan benefits and, when applicable, the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reflected at fair value. Fair value is defined as the price that would be received (i) to sell an asset or (ii) paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.	Quoted prices for similar assets or liabilities in active markets.

2.	Quoted prices for identical or similar assets or liabilities in inactive markets.

3.	Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2016 and 2015

(Dollars in thousands)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2016 and 2015.

The investments held by the Master Trust are valued as follows:

Interest bearing cash: Valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration.

Mutual funds: Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Collective trust funds: Valued at the NAV of units of each bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV, as provided by the trustee, is based on the fair value of the underlying investments held by the funds less their liabilities. As of December 31, 2016 and 2015, there is no intention to sell or otherwise dispose of the investments in collective trust funds at prices different than their respective NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations would be carried out in an orderly business manner.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Self-directed brokerage accounts: Valued based on the underlying holdings which consist of similar investment types as those investments described above. The valuation is consistent and in accordance with the valuation methods described above.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

See Note D – Investment in Master Trust for the investments held in the Master Trust as of December 31, 2016 and 2015, by level within the fair value hierarchy.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2016 and 2015

(Dollars in thousands)

administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized appreciation (depreciation), along with dividend income and interest income (excluding notes receivable from participants) are recorded in the accompanying statements of changes in net assets available for benefits as an allocated share of Master Trust investment income. In addition, the Plan permits participants to have their proportional interest in dividends paid on stock held in the Company stock fund either distributed to them in cash or reinvested in that fund.

Benefits Paid to Participants

Distributions and withdrawals are recorded when paid.

Operating Expenses

Certain investment expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts and are recorded in the accompanying statements of changes in net assets available for benefits as an allocated share of Master Trust investment income. Participants’ accounts are directly charged for certain administrative expenses and any remaining expenses are paid directly by the Plan’s suspense account.

NOTE C—TRANSFERS TO AND FROM THE PLAN

Transfers to and from the Plan and the FBHS Hourly Plan occur due to participant changes in status from hourly to salaried, or vice versa, or transfers between operating Companies. Transfers to the Plan were $725 and $728 during the years ended December 31, 2016 and 2015, respectively. Transfers from the Plan were $1,570 and $749 during the years ended December 31, 2016 and 2015, respectively.

NOTE D—INVESTMENT IN MASTER TRUST

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. Investment income relating to the Master Trust is allocated to the individual plans on a prorated basis. The Plan had a total beneficial interest of approximately 77.25% and 76.75% in the Master Trust’s net assets at December 31, 2016 and 2015, respectively.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2016 and 2015

(Dollars in thousands)

The Master Trust’s net assets at December 31, 2016 and 2015 were as follows (in thousands):

	2016	2015
Assets
Investments, at fair value
Interest bearing cash	$23,998	$26,359
Mutual funds	337,564	331,559
Collective trust funds	297,646	264,291
Common stock	34,147	31,730
Self-directed brokerage accounts	4,837	3,321

Total investments	698,192	657,260
Other receivable	36	—

Net assets of the Master Trust available for benefits	$698,228	$657,260

The net appreciation (depreciation) in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2016 and 2015, were as follows (in thousands):

	2016	2015
Net appreciation (depreciation) in fair value	$44,937	$(7,372)
Interest income	136	17
Dividend income	11,173	12,498
Administrative expenses	(1,284)	(918)

Master Trust net investment income	$54,962	$4,225

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2016 and 2015 (in thousands):

	2016
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$23,998	$—	$—	$23,998
Mutual funds	337,564	—	—	337,564
Common Stock	34,147	—	—	34,147
Self-directed brokerage accounts	4,807	30	—	4,837

Total investments in the fair value hierarchy	$400,516	$30	$—	$400,546

Investments measured at NAV
Collective trust funds (a)				297,646

Total investments at fair value				$698,192

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2016 and 2015

(Dollars in thousands)

	2015
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$26,359	$—	$—	$26,359
Mutual funds	331,559	—	—	331,559
Common Stock	31,730	—	—	31,730
Self-directed brokerage accounts	3,320	1	—	3,321

Total investments in the fair value hierarchy	$392,968	$1	$—	$392,969

Investments measured at NAV
Collective trust funds (a)				264,291

Total investments at fair value				$657,260

(a)	Redemption from these funds is permitted with 30-days’ notice and for one fund with 12 to 30 months’ notice.

NOTE E—RISKS AND UNCERTAINTIES

The Plan provides for various investments in any combination of stocks, mutual funds and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits and the statements of changes in net assets available for Plan benefits.

NOTE F—TAX STATUS

On April 24, 2014, the Internal Revenue Service (“IRS”) determined and informed the Plan by letter, that the Plan and related trust are designed in accordance with applicable sections of the Code. On January 31, 2017, the Plan timely filed a request for an updated determination letter with the IRS. Although this request is still pending with the IRS, the Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance, in all material respects, with the applicable requirements of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is not currently under audit with respect to any tax periods in progress.

NOTE G—RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by Fidelity Investments. Fidelity Investments is an affiliated company of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust also holds shares of Fortune Brands Common Stock.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2016 and 2015

(Dollars in thousands)

Fees have been paid to Fidelity by the Plan or the Plan Administrator for recordkeeping and investment management services for the years ended December 31, 2016 and 2015.

NOTE H—PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time. Fortune Brands, as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

NOTE I—SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events and there were no material subsequent events, other than disclosed below, that required recognition or additional disclosures in these statements.

Rohl LLC was acquired by Fortune Brands in September 2016. Effective on or about August 1, 2017, the assets and liabilities of benefits held for participants in the Rohl 401(k) plan will be spun-off off into two separate plans, one holding retirement benefits of Rohl’s hourly-paid employees (Rohl Hourly Plan) and the other holding retirement benefits of Rohl’s salary-paid employees (Rohl Salary Plan). The Rohl Salary Plan will then be merged into the Plan and the Rohl Hourly Plan will be merged into the FBHS Hourly Plan on or about August 1, 2017.

Fortune Brands Home & Security Retirement Savings Plan

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

(Dollars in thousands)

(a)	(b) (c) Description and identity of issue, borrower, lessor or similar party	(d) Cost**	(e) Current value
*	Loans to participants - Interest rates ranging from 3.25% to 8.25%		$6,418

			$6,418

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for investments that are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS HOME & SECURITY RETIREMENT SAVINGS PLAN

June 28, 2017	By:	/s/ Sheri R. Grissom
Sheri R. Grissom
Employee Benefits Committee of Fortune Brands Home & Security, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.